UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 6-K




    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934




                         Commission File Number 0-21874



                           Berkeley Technology Limited

             (Exact name of registrant as specified in its charter)


                                One Castle Street
                           St. Helier, Jersey JE2 3RT
                                 Channel Islands
                     (Address of principal executive office)

                              011 44 (1534) 607700
              (Registrant's telephone number, including area code)



         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.

                         Form 20-F [X] Form 40-F [ ]


         Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]

         Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

         If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



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FOR IMMEDIATE PRESS RELEASE                                     January 5, 2010




                          Berkeley Technology Limited



FORM 6-K:  TABLE OF CONTENTS


1.	Notice to Shareholders.

                          Berkeley Technology Limited



London, January 5, 2010 - Berkeley Technology Limited (London: BEK.L) (the "Company") is an international venture capital consulting company incorporated under the laws of Jersey, Channel Islands.

At the EGM held November 23, 2010, shareholders approved a special resolution to windup the Company. On or about December 6, 2010, we noticed shareholders that we would be proceeding with the distribution of the Company's assets to shareholders who own shares in the Company according to each shareholder's ownership interest in the Company, and requested a photocopy of stock certificates to confirm such interest. Today, the Company established a record date for the first distribution to shareholders. Only shareholders who own shares in the Company on January 5, 2011 and who comply with the photocopy request will be entitled to the first distribution. The first distribution will be made as soon as practicable.


Sincerely,

/s/ Robert Cornman

Robert A. Cornman
Company Secretary